Ratio of earnings to fixed charges
The following table sets forth the Bank’s ratio of earnings to fixed charges:

Ratio of earnings to fixed charges

in	6M08	2007	2006	2005	2004		2003

Ratio of earnings to fixed charges (CHF million)

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	(1,414)	12,173	12,801	6,286	6,373		4,020

Income from investments in associates	(22)	(200)	(114)	(271)	(130)		(18)

Pre-tax earnings from continuing operations	(1,436)	11,973	12,687	6,015	6,243		4,002

Fixed charges:

Interest expense	21,742	53,994	43,423	28,822	18,363		15,897

Interest portion of rentals [1]	259	558	560	528	526		530

Total fixed charges	22,001	54,552	43,983	29,350	18,889		16,427

Pre-tax earnings before fixed charges	20,565	66,525	56,670	35,365	25,132		20,429

Minority interests	41	5,013	3,620	2,064	1,113		101

Earnings before fixed charges and provision for income taxes	20,524	61,512	53,050	33,301	24,019		20,328

Ratio of earnings to fixed charges [2]	0.93	1.13	1.21	1.13	1.27	[3]	1.24	[3]

1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor. 2 The deficiency in the coverage of fixed charges by earnings before fixed charges was CHF 1,477 million as of June 30, 2008. 3 Based on the combined statements of income of Credit Suisse, which represent the combined statements of income of the former Credit Suisse First Boston and Credit Suisse, which were merged in May 2005, with Credit Suisse First Boston as the surviving entity (the name of which was changed to Credit Suisse).